UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b‑25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10‑K ☐ Form 20‑F ☐ Form 11‑K ☐ Form 10‑Q ☐ Form 10-D
☐ Form N‑CEN ☐ Form N-CSR

For Period Ended:  October 1, 2021.

☐ Transition Report on Form 10‑K
☐ Transition Report on Form 20‑F
☐ Transition Report on Form 11‑K
☐ Transition Report on Form 10‑Q

For the Transition Period Ended:  Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable

PART I – REGISTRANT INFORMATION

Johnson Outdoors Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

555 Main Street
Address of Principal Executive Office (Street and Number)

Racine, Wisconsin 53403
City, State and Zip Code

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11‑K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Johnson Outdoors, Inc. (the “Company”) could not file its annual report on Form 10‑K for the fiscal year ended October 1, 2021 on the prescribed filing date for the following reasons:

The Company was not able to complete, without unreasonable effort and expense, all of its internal accounting and related review work necessary to finalize the Company’s financial statements for inclusion in the Form 10-K (including completing the necessary internal requirements and obtaining all required internal sign-offs from management to finalize the external review work necessary for inclusion of the financial statements in the Form 10-K) and, therefore, the Company is unable to complete this Form 10-K in a timely manner.

The Company expects to file the Form 10-K for its fiscal year ended October 1, 2021 within the extension period of 15 calendar days, as provided under rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David W. Johnson	262–631–6600

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended October 1, 2021, the Company anticipates that its net sales will increase by approximately 26% over the levels reported for fiscal 2020 and that its operating profit will increase by approximately 57% in fiscal 2021 over the amount reported for fiscal 2020.  Additionally, the Company expects that its net income will increase by approximately 50% between years.

As disclosed in the Company’s quarterly reports on Form 10-Q during the first three quarters of fiscal 2021, the significant improvement in net sales, operating profit and net income between fiscal 2021 and fiscal 2020 was primarily driven by a significant increase in demand for the Company’s outdoor recreation products as a result of consumers’ increased participation in outdoor recreation activities stemming from the COVID-19 pandemic and the Company’s customers needing to continually replenish inventory to satisfy this greater demand.

Forward Looking Statements

Certain matters discussed in this Form 12b-25 are “forward-looking statements,” and the Company intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of those safe harbor provisions. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “confident,” “could,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” “would” or the negative of those terms or other words of similar meaning.  Similarly, statements that describe the Company’s future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated.

Johnson Outdoors Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 30, 2021

JOHNSON OUTDOORS INC.

		By:	/s/ David W. Johnson
David W. Johnson, Vice President and Chief
Financial Officer